Mutual Fund AND VARIABLE INSURANCE trust

April 4, 2017

VIA ELECTRONIC TRANSMISSION

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust (the “Registrant”), File Nos. 033-11905 and 811-05010

Dear Ms. Bentizinger:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of its series, Catalyst Managed Futures Strategy VA Fund, hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 133 to the Registrant's Registration Statement (the "Amendment"), which was filed on April 4, 2017, to April 14, 2017, or the earliest practicable date thereafter. The main purpose of the Amendment is to revise the strategy disclosure for the Catalyst Managed Futures Strategy VA Fund (the “Fund”) to make it substantially identical to the disclosure for its retail clone, the Rational Dynamic Momentum Fund. Absent acceleration, the Amendment would become effective on June 3, 2017.

If you have any questions concerning this request please contact Tanya Goins at (404) 541-2954.

Mutual Fund and Variable Insurance Trust	Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi	By: /s/ Mike Nielsen
Name: Jerry Szilagyi	Name: Mike Nielsen
Title: President	Title: Chief Compliance Officer